SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 11-K


                                  ANNUAL REPORT



        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                      For the Year Ended December 31, 2001

                          Commission File Number 1-3939




                 Kerr-McGee Corporation Savings Investment Plan

                            (full title of the Plan)






                             Kerr-McGee Corporation
                                Kerr-McGee Center
                          Oklahoma City, Oklahoma 73102





             (Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office)





                         REPORT OF INDEPENDENT AUDITORS


Kerr-McGee Corporation Benefits Committee
Kerr-McGee Corporation Savings Investment Plan


     We have audited the accompanying statement of net assets available for benefits of Kerr-McGee Corporation Savings Investment Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

     Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, and the supplemental schedule of reportable transactions for the year ended December 31, 2001, are presented for the purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




                                                      (ERNST & YOUNG LLP)
                                                       ERNST & YOUNG LLP


Oklahoma City, Oklahoma,
June 21, 2002






                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Kerr-McGee Corporation Benefits Committee:


     We have audited the accompanying statement of net assets available for benefits of the KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN (the Plan) as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits as of December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                     (ARTHUR ANDERSEN LLP)
                                                      ARTHUR ANDERSEN LLP




Oklahoma City, Oklahoma,
  June 7, 2001




                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Thousands of dollars)



                                                        December 31,
                                                  -------------------------
                                                   2001              2000
                                                  --------         --------

ASSETS:
    Investments                                   $264,599         $291,030

    Dividends receivable                               473              468

    Receivable from investment sales                   721            1,090

    Other assets                                       371              807
                                                  --------         --------

        Total assets                               266,164          293,395


LIABILITIES:
        Purchases pending settlement                    13               24
                                                  --------         --------

NET ASSETS AVAILABLE FOR BENEFITS                 $266,151         $293,371
                                                  ========         ========


The accompanying notes are an integral part of these statements.





                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             (Thousands of dollars)


                                                                 Year Ended
                                                              December 31, 2001
                                                              -----------------

Additions:
    Additions to net assets attributed to:
        Investment income:
           Dividends                                               $  7,016

           Interest                                                     531
                                                                   --------
                                                                      7,547

        Employee contributions                                       14,640

        Transfer from ESOP                                            3,894

        Transfer from Savannah plan                                     161

        Transfer from prior trustee                                  10,522
                                                                   --------



           Total additions                                           36,764
                                                                   --------


Deductions:
    Deductions from net assets attributed to:
        Net depreciation in fair value of investments                43,536

        Distributions to terminating and
          withdrawing participants                                   20,448
                                                                   --------

           Total deductions                                          63,984
                                                                   --------



           Net decrease                                             (27,220)

Net assets available for benefits:
    Beginning of year                                               293,371
                                                                   --------
    End of year                                                    $266,151
                                                                   ========


The accompanying notes are an integral part of this statement.





                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000


(1)      DESCRIPTION OF THE PLAN

         General -

         The Kerr-McGee Corporation Savings Investment Plan (the Plan) is a defined contribution plan in which eligible employees of Kerr-McGee Corporation and its affiliated companies (collectively referred to as the Company) may participate.

         In April 2000, the Company completed the purchase of a titanium dioxide pigment plant in Savannah, Georgia, from Kemira Oyj of Finland (Kemira). Prior to the acquisition, Kemira had a defined contribution plan, the Kemira Pigments, Inc. Employee Savings Plan, which included assets for both bargaining and non-bargaining employees. The assets of the non-bargaining employees were transferred into the Plan during February 2001. The amount transferred is shown as Transfer from prior trustee on the Statement of Changes in Net Assets Available for Benefits. The assets of the bargaining employees will remain in a separate plan, the Kerr-McGee Pigments (Savannah), Inc. Employees' Savings Plan (Savannah plan). The assets of employees that change classification from bargaining to non-bargaining are transferred into the Plan and shown as Transfer from Savannah plan on the Statement of Changes in Net Assets Available for Benefits.

         The Plan allows participants to defer taxable earnings through contributions to the Plan as provided for under Section 401(k) of the Internal Revenue Code (the Code), and to borrow from their accounts within the Plan.

         The Plan is administered by the Kerr-McGee Corporation Benefits Committee (the Committee), which is appointed by the Board of Directors of the Company. Accounting and administration for the Plan are provided by the Company at no cost to the Plan. In addition, all expenses of the Trust are borne by the Company. During 2001, the Company paid $15,000 of administrative and trust expenses on behalf of the Plan.

         The Company intends to continue the Plan indefinitely, but reserves the right to alter, amend, modify, revoke or terminate the Plan at any time upon the direction of the Company's Board of Directors. If the Plan is terminated for any reason, the Committee will direct that the participants' account balances be distributed as soon as practical. The Company has no continuing liability under the Plan after the final disposition of the assets of the Plan.

         Effective January 1, 1990, all employer matching contributions are made to the Kerr-McGee Corporation Employee Stock Ownership Plan (ESOP), which was established in September 1989. All matching contributions are invested in Kerr-McGee Corporation common stock. The ESOP is not part of the Plan; therefore, the employer contributions to the ESOP and the ESOP assets and earnings are not included in the accompanying Plan financial statements. The maximum Company matching contribution is 6% of compensation as defined in the Plan, and the maximum employee contribution is 15% of compensation as defined in the Plan. The Company's matching contributions to the ESOP during 2001 totaled $12,162,000. Common stock of the Company held by the ESOP and allocated to participant's accounts totaled 1,325,180 shares with a market value of $72,677,000 at December 31, 2001. Employees are allowed to participate in the Plan from their initial date of employment.

         Effective January 1, 2000, all participants in the ESOP have an annual option to diversify up to 25% of their year-end Kerr-McGee stock balance in the ESOP into investment options available in the Plan. This option must be exercised by March 31 of each year. The amount diversified during 2001 is shown as Transfer from ESOP on the Statement of Changes in Net Assets Available for Benefits.

         Prior to January 1, 1990, employer matching contributions were made into the Plan and invested in Kerr-McGee Corporation common stock. The 2001 activity related to these nonparticipant-directed contributions is shown in Note 4.

         The participants' contributions to the Plan and earnings thereon are fully vested at all times. Each participant's account is credited with the participant's contributions and an allocation of Plan earnings. With the exception of the nonparticipant-directed portion of the Kerr-McGee Stock Fund, participants designate how their balances are invested in any one or more of several investment options.

         On termination of service, including terminations due to death, disability, or retirement, a participant or participant's beneficiary may elect to receive an amount equal to the value of the participant's account. The normal form of such distribution is a single lump sum payment; however, certain eligible members may elect to have an annuity purchased from an insurance company in lieu of a lump sum payment. Terminating participants with more than $5,000 in the Plan may defer distribution until age 70 1/2. Investments relating to these participants remain in the Trust until the terminated participant requests distribution. Participants who defer distribution continue to share in earnings and losses of the Plan.

         The following is a description of the investment options available under the Plan during 2001:

                  Kerr-McGee Stock Fund - common stock of the Company.

                  Putnam Bond Index Fund - seeks to approximate the return of the Lehman Brothers Aggregate Bond Index.

                  Vanguard Windsor II Fund - investments in a diversified group of undervalued stocks of large-capitalization companies.

                  Harbor Capital Appreciation Fund - invests primarily in equity securities of U.S. companies with market capitalizations of at least $1 billion.

                  Vanguard Balanced Index Fund - invests 60% of its assets in stocks and 40% of its assets in bonds.

                  Putnam Stable Value Fund - primarily investments in contracts issued by insurance companies, banks and similar financial institutions.

                  Putnam Vista Fund - shares of stock in companies believed to have the potential for above-average growth.

                  Putnam Growth and Income Fund - primarily stocks of mature companies that offer long-term growth while providing income.

                  Putnam International Growth Fund - primarily stocks and bonds of companies and governments outside of the United States.

                  Putnam S&P 500 Index Fund - mirrors the performance and composition of Standard & Poor's 500 Composite Index through investments in common stocks.

                  Putnam Asset Allocation Growth Fund - asset allocation for capital appreciation typically consisting of 80% domestic and international stocks and 20% bonds and money market investments.

                  Putnam Asset Allocation Balanced Fund - asset allocation for total return typically consisting of 65% domestic and
                  international   stocks   and   35%   bonds  and  money  market
                  investments.

                  Putnam Asset Allocation Conservative Fund - asset allocation for capital preservation typically consisting of 35% domestic and international stocks and 65% bonds and money market investments.


         SMART and CAPITAL Savings Programs -

         All participants participate in the Plan under the SMART and CAPITAL Savings Programs. Participants may direct their savings, up to a maximum of 15% of salary, to be invested in 1% increments among one or more of the funds provided for under the Plan. An unlimited number of transfers are allowed between funds.

         Contributions to the SMART Savings Program are from a participant's salary, before income taxes. The participant's income taxes on the pre-tax contributions are deferred until the contributions are distributed after termination, at the time of hardship withdrawal, or under minimum distribution rules at age 70 1/2. The annual SMART Savings Program contribution limitation is subject to annual adjustments for inflation and was $10,500 for 2001 in accordance with the Internal Revenue Code (the Code). Participant contributions in excess of this amount are considered to be contributions to the CAPITAL Savings Program.

         Contributions to the CAPITAL Savings Program are from a participant's salary, after income taxes. If a participant has authorized less than 15% of their salary to be contributed to the SMART Savings Program, they may contribute the remaining whole percentages up to 15% to the CAPITAL Savings Program. Participant contributions may be invested in the same proportions and the same funds as outlined above for the SMART Savings Program. The maximum contributions allowed to each program may be limited for highly compensated employees, depending upon the balance of contributions at all levels.

         Participants may borrow from the Plan against their contributions to the SMART and CAPITAL Savings Programs and against their interest in Company matching contributions held in the Plan. New loans to participants bear interest at a fixed rate equal to the national average interest rate for five-year certificates of deposit (as published in The Wall Street Journal), plus 1.5%. Such interest is credited to the participant's accounts in the Plan when repaid. The average interest rate for new loans, which is adjusted quarterly, was 6.37% for 2001. The minimum loan amount, determined periodically by the Committee, is currently $1,000. The maximum amount of all loans to a participant under the Plan and any other plans of any employer may not exceed the lesser of (a) $50,000, reduced by an amount equal to the difference between (i) the participant's highest loan balance under the Plan during the one-year period ending on the day before the date on which such loan is made and (ii) the outstanding loan balance of the participant under the Plan on the date on which such loan was made or
         (b) one-half the current value of the participant's interest in their accounts. Loans must be repaid within five years from the initial date of the loan, with certain special provisions available for military reservists called to active duty. In the event of a participant's termination of employment and subsequent default on the loan, any outstanding balance will be considered a distribution and will be taxable to the participant as prescribed by the Code.

(2)      SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

         Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies and common collective trusts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Loans to participants are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

         Payment of Benefits - Distributions to terminating and withdrawing participants are recorded when paid.

(3)      LOANS TO PARTICIPANTS

         Loan activity during 2001 and 2000 is set forth below:

         (Thousands of dollars)                         2001             2000
                                                      -------          -------

         Balance at beginning of year                 $ 7,656           $9,156

              New loans                                 2,792            3,042

              Principal repayments                     (3,318)          (3,393)

              Loans included as distributions
                  to terminated participants             (366)          (1,154)

              Transfer from prior trustee                 384                5
                                                      -------          -------

         Balance at end of year                       $ 7,148           $7,656
                                                      =======           ======

         Interest income applicable to these loans during 2001 was $531,000.


(4)      NONPARTICIPANT-DIRECTED INVESTMENTS

         The Kerr-McGee Stock Fund is the only fund consisting of both participant-directed contributions and nonparticipant-directed Company matching contributions. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments, is as follows:

                                                        December 31,
                                                 --------------------------
         (Thousands of dollars)                     2001              2000
                                                 ---------          -------

         Net Assets:
              Common stock                       $  14,331          $18,677
                                                 =========          =======


                                                         Year ended
                                                      December 31, 2001
                                                      -----------------

         Changes in Net Assets:
              Dividends                                    $  449
              Net depreciation                             (2,792)
              Distributions                                (2,003)
                                                          -------
                                                          $(4,346)
                                                          =======


(5)      INVESTMENTS

         The following presents investments that represent five percent or more of the Plan's net assets at December 31, 2001 or 2000.

                                                                                  December 31,
                                                                           --------------------------
         (Thousands of dollars)                                               2001             2000
                                                                           ---------         --------

         Kerr-McGee Corporation Common Stock -
           1,039,386 shares in 2001 and 1,029,736
           shares in 2000                                                    $56,958(a)       $68,928(a)

         Vanguard Windsor II Fund - 775,263 shares
           in 2001 and 688,217 shares in 2000                                 19,839           18,719

         Harbor Capital Appreciation Fund  -  501,883 shares
           In 2001                                                            14,670            - (b)

         Vanguard U.S. Growth Fund  - 704,377 shares
           in 2000                                                             - (b)           19,476

         Vanguard Balanced Index Fund - 789,314 shares
           in 2001 and 804,140 shares in 2000                                 14,097           15,343

         Putnam Stable Value Fund - 58,163,098 shares in
           2001 and 51,646,584 shares in 2000                                 58,163           51,647

         Putnam Vista Fund - 3,359,221 shares in 2001
           and 3,485,142 shares in 2000                                       29,897           45,377

         Putnam Growth & Income Fund - 1,163,678 shares
           in 2001 and 1,159,726 shares in 2000                               20,667           22,649

         Putnam International Growth Fund - 608,890 shares
           in 2000                                                             - (b)           15,046

         S&P 500 Index Fund  -  651,069 shares in 2001                        18,132            - (b)

         (a) A portion of which is nonparticipant-directed (see Note 4)

         (b) Asset does not represent 5% or more of the Plan's net assets for the indicated year end.


         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $43,536,000 as follows:

                  (Thousands of dollars)

                  Common stock                       $11,283
                  Mutual funds                        32,253
                                                     -------
                                                     $43,536
                                                     =======

(6)      TAX STATUS

         The Plan obtained its latest determination letter dated November 5, 1999, in which the Internal Revenue Service stated that the Plan is a qualified plan under provisions of Section 401(a) and is exempt from Federal Income taxes under provisions of Section 501(a) of the Code. The Plan has been amended and restated since receiving its latest determination letter to reflect recent legislation. The Company has requested a determination letter which will cover the amendments and is of the opinion that the Plan continues to be operated in compliance with the applicable requirements of the Code and continues to be tax exempt.

         Taxes on any income earned on investment assets are deferred until the receipt of a distribution pursuant to the terms of the Plan. Prior Company contributions and employee contributions to the SMART Savings Program are also not taxed until the receipt of a distribution.

(7)      SUBSEQUENT EVENTS

         In August 2001, the Company completed the acquisition of all of the outstanding shares of common stock of HS Resources, Inc. (HSR). HSR had a defined contribution plan, the HS Resources, Inc. 401(k) & Profit Sharing Plan (HSR plan). It is anticipated that the HSR plan will be merged into the Plan during October 2002. The total effect of the merger on the Plan and its net assets is not currently known.



                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                   (Employer Identification Number 73-1612389)
                                (Plan Number 007)

                                DECEMBER 31, 2001
                             (Thousands of dollars)



                     (b)                                  (c)                                                               (e)
            Identity of issue, borrower,          Description of investment including maturity date,          (d)         Current
 (a)*       lessor or similar party               rate of interest, collateral, par or maturity value        Cost          Value
 ----       ----------------------------     ------------------------------------------------------------   -------      ---------

   *        Kerr-McGee Corporation           Common Stock - 1,039,386 shares                                $49,516      $  56,958
   *        Putnam Investments               Putnam Bond Index Fund - 330,125 shares                             nr          3,925
   *        Vanguard Investments             Vanguard Windsor II Fund - 775,263 shares                           nr         19,839
   *        Harbor Investments               Harbor Capital Appreciation Fund - 501,883 shares                   nr         14,670
   *        Vanguard Investments             Vanguard Balanced Index Fund - 789,314 shares                       nr         14,097
   *        Putnam Investments               Putnam Stable Value Fund - 58,163,098 shares                        nr         58,163
   *        Putnam Investments               Putnam Vista Fund - 3,359,221 shares                                nr         29,897
   *        Putnam Investments               Putnam Growth & Income Fund - 1,163,678 shares                      nr         20,667
   *        Putnam Investments               Putnam Asset Allocation Balanced Fund - 487,796 shares              nr          4,790
   *        Putnam Investments               Putnam International Growth Fund - 581,990 shares                   nr         11,611
   *        Putnam Investments               Putnam S&P 500 Index Fund - 651,069 shares                          nr         18,132
   *        Putnam Investments               Putnam Asset Allocation Growth Fund - 321,515 shares                nr          3,100
   *        Putnam Investments               Putnam Asset Allocation Conservative Fund - 128,429 shares          nr          1,117
   *        Various Participants             Participant loans - interest rates from 5.9% to 10.5%               nr          7,148
   *        Putnam Investments               Collective Short-term Investment Fund                               nr            485
                                                                                                                          --------
                                                                                                                          $264,599
                                                                                                                          ========
   *Party-in-interest

    nr - not required for participant-directed investments



                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                   (Employer Identification Number 73-1612389)
                                (Plan Number 007)

                      FOR THE YEAR ENDED DECEMBER 31, 2001
                             (Thousands of dollars)


                                                                                                                 (h)
                                                                                        (f)                    Current
                                                                                      Expense                   value
                                                        (c)       (d)       (e)      incurred       (g)      of asset on       (i)
            (a)                       (b)            Purchase   Selling    Lease       with       Cost of    transaction    Net gain
Identity of party involved  Description of asset       price     price    rental    transaction    asset         date        or loss
--------------------------  --------------------     --------   -------   -------   -----------   -------    -----------    --------

*Kerr-McGee Corporation     Common Stock              $23,138   $     -     $  -         $  -     $23,138       $23,138       $    -

*Kerr-McGee Corporation     Common Stock                    -    23,818        -            -      19,785        23,818        4,033



*Includes both participant-directed and nonparticipant-directed portions.





                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Kerr-McGee Corporation Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                 KERR-McGEE CORPORATION SAVINGS INVESTMENT PLAN





                             By                 (John M. Rauh)
                                    --------------------------------------
                                                 John M. Rauh
                                    Chairman of the Kerr-McGee Corporation
                                              Benefits Committee




Date:  June 26, 2002